
Mail Stop 3628

February 20, 2009

<u>Via Facsimile and U.S. Mail</u>

Leland E. Hutchinson, Esq.
Winston & Strawn LLP
35 West Wacker Drive
Chicago, Illinois 60601

RE: Diamond Management & Technology Consultants, Inc.
Schedule TO-I
Filed February 5, 2009
File No. 5-53119

Dear Mr. Hutchinson:

We have limited our review of the filing to those issues we have addressed in our comments. Where indicated, we think you should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand the Company's disclosure. After reviewing this information, we may raise additional comments. All defined terms used in this letter have the same meaning as in the filing listed above, unless otherwise indicated.

The purpose of our review process is to assist the Company in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-I
Offer to Exchange

General

1.   It appears that the Company is relying upon the global exemptive order issued by the Commission on March 21, 2001 with respect to "option exchange offers." In your response letter, explain how this offer meets all of the conditions outlined in the global order. In particular, advise us whether all of the common stock to be issued in exchange

for tendered restricted stock units will be issued under a qualifying employee benefit plan. In addition, explain why having a minimum and a maximum tender condition is consistent with a compensatory reason for this offer.

2.	Explain in your response letter why pro forma financial statements are not material in the context of this exchange offer. If one of the principal reasons for conducting this exchange offer is for the anticipated impact on Diamond's balance sheet, isn't this information material to security holders? In the alternative, revise the offer materials to include the pro forma financial information required under Item 1010(b) of Regulation M-A and advise how you intend to disseminate this new disclosure.

3.	Revise the offer to Exchange to include a brief statement as to the accounting treatment of the exchange offer. See Item 1004(a)(xi) of Regulation M-A. If the Company does not believe this information is material in the context of this offer, explain why in your response letter.

4.	We note the disclosure in the fourth paragraph on page 2 and the first paragraph on page 18. If this language is intended to apply to holders of RSUs located outside the United States, please note that the all-holders provision in Exchange Act Rule 13e-4(f)(8) applies equally to U.S. as well as non-U.S. target holders. Refer to the interpretive guidance in section II.G.1. of SEC Release 33-8957. Please advise us as to how the Company is complying with the all-holders provision in Rule 13e-4(f)(8), or revise the disclosure here consistent with that rule.

Why is Diamond making the offer?, page 4

5.	Clarify why an offer in which you are issuing common stock facilitates Diamond's goal of moving away from stock awards and towards cash-based compensation.

Background and Purpose of the Offer, page 7

6.	In the third paragraph in this section, you state that the offer will result in an increase in the percentage of common shares held by executive officer employees proportional to all other employee shareholders. Disclose the percentage increase, assuming full participation by executive officer employees in the offer.

Procedures for Tendering Eligible RSUs, page 8

7.	You disclose how an Election Form may be obtained in order to tender RSUs into the offer. In your response letter, clarify whether you have provided such Form to eligible employees with the offer materials when initially distributed.

8.   The disclosure here states that you reserve the right to waive any of the conditions of the
        offer as to any particular Eligible RSUs or any particular option holder, with no
        obligation to do so as to any other tendering holders. However, an offer *condition* (as
        opposed to a defect in an Election Form) by definition applies to the offer as a whole and
        to all participants, and cannot, consistent with the equal treatment provisions of Rule 13e-
        4(f)(8), be modified selectively. Please revise.

Acceptance of Eligible RSUs…, page 9

9.   Disclosure in the first paragraph indicates that the Company expects to issue the Issued
        Shares and place them with the Company's transfer agent within approximately 10
        business days following the expiration of the tender offer. Please revise this disclosure
        here to comply with Rule 13e-4(f)(5), which dictates that tendered securities must be paid
        for or returned "promptly" after the termination of an offer.

Certain Conditions of the Offer, page 10

10.   The first paragraph of this section suggests that there are events or conditions other than
        those listed on page 9 upon the occurrence of which the Company will not be required to
        accept any Eligible RSUs tendered for exchange because it suggests that the listed offer
        conditions represent only some of the instances in which the offer could be discontinued.
        All offer conditions must be fully described in the Offer to Exchange. Please either
        identify such conditions in this section or revise the disclosure to remove the implication
        that other conditions exist.

11.   The Company also states in the first paragraph that it will not be required to accept any
        Eligible RSUs tendered for exchange if one of the listed offer conditions has been
        "triggered," and in addition and in the Company's reasonable judgment, such event
        makes it inadvisable to proceed with the offer. As the bidder, the Company has the right
        to waive any listed offer condition. However, if a condition is triggered, the Company
        may not waive the condition by failing to assert it. Such inaction would be, in our view,
        tantamount to a waiver of the applicable condition. Depending on the materiality of the
        waived condition and the number of days remaining in the offer, the Company may be
        required to extend the offer and recirculate new disclosure to option holders. Please
        confirm the Company's understanding on both points in your response letter.

12.   We note the language in the last paragraph in this section, to the effect that "[o]ur failure
        to exercise any of these rights is not a waiver of any these rights..." If an event triggers a
        listed offer condition, and the Company determines to proceed with the offer anyway, it
        has waived the offer condition. See our comment above with respect to the possible need
        to extend the offer and disseminate additional offer materials. When an offer condition is
        triggered by events that occur during the offer period and before the expiration of the
        offer, the Company should inform target option holders how it intends to proceed

immediately, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the Company's understanding in your response letter.

Certain Information About Us, page 12

13.   We note that the Company has incorporated by reference the financial information required by Item 1010(a) of Regulation M-A and has provided some of the summary information required by Item 1010(c). Please provide the information required by Item 1010(c)(4) and (c)(5) of Regulation M-A. See Instruction 6 to Item 10 of Schedule TO. Also refer to telephone interpretation I.H.7 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at http://www.sec.gov for additional guidance.

Extension of the Offer; Termination; Amendment, page 17

14.   In the first paragraph of this section, the Company reserves the right to terminate the offer upon the occurrence of any of the events listed as offer conditions "by giving oral, electronic or written notice" of such termination to its employees. We do not believe that orally informing the employees of such a development, without more, satisfies the Company's obligations under the tender offer rules. Please confirm that the Company will provide appropriate notice through the filing and dissemination of revised offer materials. See Rule 13e-4(c)(3) and (e)(3).

*   *   *

As appropriate, please amend the filing in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with the amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing the amended filing and responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of the filing or in response to our comments on the filing.

Please direct any questions to me at (202) 551-3621 or, in my absence, to Tina Chalk, Senior Special Counsel, at (202) 551-3263. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Perry J. Hindin
Special Counsel